

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2023

Richard Murphy
Chief Executive Officer
Enservco Corporation
14133 County Rd 9 ½
Longmont, CO 80504

Re: Enservco Corporation
Registration Statement on Form S-1
Filed January 17, 2023
File No. 333-269265

Dear Richard Murphy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 17, 2023

General

1. We note that you incorporate information by reference into your registration statement. However, since you have not yet filed your Form 10-K for the fiscal year ended December 31, 2022, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Form 10-K for the fiscal year ended December 31, 2022, and update this section accordingly.

2. We note that your placement agent, Alliance Global Partners, will sell the securities on a "best efforts" basis. Please revise your cover page to state the date the offering will end and to disclose whether there are arrangements to place the funds in an escrow, trust or similar account. If you have not made any of these arrangements, state this fact and

describe the effect on investors. See Item 501(b)(8)(iii) of Regulation S-K.

3. We note your disclosure that, on January 3, 2023, you received an official notice of noncompliance from the NYSE stating that the Company is noncompliant with Section 704 of the NYSE American Company Guide for failure to hold an annual meeting for the fiscal year ended December 31, 2021 by December 31, 2022. We further note your disclosure that the Company expects to hold its Annual Meeting in 2023, at which time the Company will regain compliance with NYSE American LLC’s continued listing standards. Please revise to include disclosure addressing any related risks to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Douglas T. Holod